EXHIBIT C-7

Fiscal Year 2005–2006
The Government of Canada posted a budgetary surplus of $13.2 billion in 2005–06. The surplus reflects strong revenue growth and effective management of spending by the Government. Taking all levels of government together, the Organisation for Economic Co-operation and Development (OECD) estimates that Canada was the only Group of Seven (G7) country to post a surplus in 2005.
A core priority of the Government is to improve the accountability and transparency of government operations to Canadians. This includes the financial reporting on those operations. Full and clear information on programs and operations allows citizens and Parliament to hold the Government accountable for its actions and results. To this end, the Government has taken a number of steps to improve the transparency of its financial reporting in 2005–06, including moving the presentation of revenues and expenses in the Annual Financial Report of the Government of Canada from a net to a gross basis, incorporating the results of certain foundations within the Government’s financial statements, and publishing quarterly updates of the Government’s fiscal forecast for the current year.

Department of Finance Canada	Ministère des Finances Canada

The Government is committed to managing overall spending to ensure that government programs focus on results and value for money, and are consistent with government priorities and responsibilities. The 2005–06 surplus was $5.2 billion higher than forecast in the May 2006 budget due largely to lower than planned program expenses. Program expenses fell by 0.7 per cent in 2005–06, marking the first decline in nine years.
Federal debt as a percentage of gross domestic product (GDP) was 35.1 per cent in 2005–06, down 33.3 percentage points from its peak of 68.4 per cent in 1995–96. It is now at its lowest level in 24 years. Canada’s net debt burden is the lowest in the G7.
In the 2006 budget, the Government set an objective of reducing the federal debt-to-GDP ratio to 25 per cent by 2013–14. The results for 2005–06 indicate that it is well placed to achieve that objective.
The financial data in this report are based on the audited results, which will appear in more detail in the 2006 Public Accounts of Canada, scheduled for tabling in the House of Commons later this fall. They cover the federal government’s spending and revenue performance for the past fiscal year (April 1, 2005 to March 31, 2006) and detail the factors affecting these results. In addition, the Fiscal Reference Tables publication has been updated to incorporate the results for 2005–06. These tables are an integral part of this report.
The Honourable James M. Flaherty, P.C., M.P.
Minister of Finance

Note to Readers
As announced in the May 2006 budget, revenues and expenses reported in the Annual Financial Report of the Government of Canada are now presented on a gross basis. Previously, they were presented on a net basis, whereby certain disbursements were netted against budgetary revenues and certain revenues were netted against expenses. The move to the gross basis brings the presentation of revenues and expenses in the Annual Financial Report in line with the presentation of annual audited results reported in the Public Accounts of Canada.
There are three major components that are affected by the move to the gross basis of presentation:
•	The Canada Child Tax Benefit is now accounted for as an expense, whereas previously it was netted against personal income tax revenues.

•	Departmental revenues that are levied for specific services, such as the contract costs of policing services in provinces, are now included in revenues, whereas previously these were netted against expenses.

•	Revenues of consolidated Crown corporations are now included in revenues, whereas previously these were netted against their total expenses.
This change in presentation increases both budgetary revenues and expenses by the same amount and has no impact on the budgetary balance.
During 2005–06, the Government retroactively adopted the new recommendations of the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants regarding the government reporting entity. The new standard expanded the definition of control. As a consequence, some organizations that were previously not part of the Government’s reporting entity are now included in the Government’s financial statements through consolidation. These organizations include:
•	Canada Foundation for Innovation.

•	Canada Millennium Scholarship Foundation.

•	Sustainable Development Technology Canada.

•	Aboriginal Healing Foundation.

•	St. Lawrence Seaway Management Corporation.
This change resulted in a restatement of prior years’ results and federal debt.
The Government reports all revenues and expenses on an accrual basis. Further details on the Government’s accounting policies can be found in the section entitled “Notes to the Condensed Financial Statements of the Government of Canada” and in the 2006 Public Accounts of Canada.
The Fiscal Reference Tables have been revised to reflect the changes mentioned above as well as historical revisions to the National Economic and Financial Accounts published by Statistics Canada.

Report Highlights
•	A budgetary surplus of $13.2 billion was achieved in 2005–06. As a result of the surplus, the federal debt is down $561 for each Canadian.

•	Federal debt stood at $481.5 billion at the end of 2005–06, down $81.4 billion from its peak of $562.9 billion in 1996–97. The federal debt-to-GDP (gross domestic product) ratio is 35.1 per cent, down sharply from its peak of 68.4 per cent in 1995–96.

•	Unmatured debt—the debt issued on credit markets to investors–as a percentage of GDP has declined to 30.7 per cent from the peak of 57.7 per cent in 1995–96.

•	The revenue-to-GDP ratio in 2005–06 was 16.2 per cent, down from 16.4 per cent in 2004–05, reflecting tax cuts implemented in 2005.

•	Program expenses were down $1.1 billion over the prior year, marking the first year-over-year decline since 1996–97. The program expense-to-GDP ratio decreased to 12.8 per cent in 2005–06 from 13.7 per cent in 2004–05.

•	Public debt charges declined by $0.3 billion in 2005–06. As a percentage of revenues, public debt charges were 15.2 per cent in 2005–06, down from a peak of about 38 per cent in 1990–91. The share of revenues devoted to public debt charges is now at its lowest level since the late 1970s.

•	The 2005–06 surplus was $5.2 billion higher than the $8-billion surplus forecast in the May 2006 budget. The increase in the 2005–06 surplus compared to the May 2006 budget was largely attributable to lower than expected program expenses. Of the $5.2-billion difference between the 2005–06 surplus estimated in the 2006 budget and the final audited results, $3.5 billion resulted from year-end accrual adjustments.
The Budgetary Balance
A budgetary surplus of $13.2 billion was recorded in 2005–06. Budgetary revenues increased by $10.3 billion, or 4.8 per cent, over 2004–05, reflecting strong growth in the economy and the applicable tax bases. Public debt charges declined by $0.3 billion, or 1.0 per cent, due to a decline in the stock of interest-bearing debt. Program expenses decreased by $1.1 billion, or 0.7 per cent, due to a number of one-time expenses which boosted spending in 2004–05, as well as developments in 2005–06 which reduced spending, most notably the dissolution of Parliament in November 2005 and the change in government. This marks the first year-over-year decrease in federal program expenses in nine years.
To enhance the comparability of financial results over time and across jurisdictions, the budgetary balance and its components are often presented as a percentage of GDP.

Table 1
Budgetary Revenues and Expenses

	2004-05	2005-06	Change [1]
	(per cent of GDP)
Budgetary revenues	16.4	16.2	-0.2
Program expenses	13.7	12.8	0.9
Public debt charges	2.6	2.5	0.2
Budgetary balance	0.1	1.0	0.9

[1]	A negative number indicates a deterioration in the balance. A positive number indicates an improvement in the balance.
Note: Numbers may not add due to rounding.
The budgetary surplus as a percentage of GDP increased from 0.1 per cent in 2004–05 to 1.0 per cent in 2005–06. The fiscal improvement is attributable to a decline in the program expense to GDP ratio, which fell from 13.7 per cent to 12.8 per cent (Table 1). Public debt charges as a percentage of GDP fell from 2.6 per cent in 2004–05 to 2.5 per cent in 2005–06.
The change in program expenses as a percentage of GDP was due to a number of one-time expenses recorded in 2004–05, as well as the dissolution of Parliament in November 2005 and the change in government. The decline in public debt charges as a percentage of GDP was attributable to a decline in interest-bearing debt.
Budgetary revenues as a percentage of GDP fell from 16.4 per cent in 2004–05 to 16.2 per cent in 2005–06, reflecting $5.0 billion in personal income tax reductions that came into effect in 2005–06.
In 2005–06, the provinces and territories continued to improve their fiscal situation due to strong revenue growth, particularly from natural resource royalties and personal and corporate income taxes. The aggregate provincial-territorial surplus is currently estimated at $13.2 billion1 for 2005–06, up from the $6.5-billion aggregate surplus posted in 2004–05.

[1]	Based on final results for New Brunswick, Ontario, Manitoba, Saskatchewan, Alberta and British Columbia and 2006 budget estimates for the remaining provinces.

As a result of improving budgetary balances and economic growth in recent years, both federal and provincial-territorial debts have declined as a share of GDP, with the federal debt ratio falling more dramatically. However, federal debt as a share of GDP still exceeds that of most provinces and remains significantly higher than the provincial average. Lower debt-to-GDP ratios, combined with lower interest rates and improved credit ratings, have enabled both orders of government to allocate a smaller portion of revenues to debt interest payments and a greater portion to program expenditures, tax reductions and debt repayment.
According to Organisation for Economic Co-operation and Development (OECD) estimates for the total government sector2, Canada was the only Group of Seven (G7) country to record a surplus in calendar year 2005. Canada’s surplus for 2005 is estimated at 1.7 per cent of GDP, compared to an average deficit of 3.7 per cent in the G7 countries. Moreover, Canada is expected to continue to be the only G7 country to post a total government surplus again in 2006 and 2007.
Federal Debt
The 2005–06 surplus of $13.2 billion brings federal debt—the accumulation of annual deficits and surpluses since Confederation—down to $481.5 billion. Federal debt has declined by $81.4 billion from its peak of $562.9 billion in 1996–97. As a share of GDP, it dropped to 35.1 per cent in 2005–06, down from the peak of 68.4 per cent in 1995–96, bringing it to its lowest level since 1981–82. Federal debt at the end of 2005–06 was $14,815 for each Canadian, down from $15,376 a year earlier.
Federal Debt (Accumulated Deficit)
Since 2002–03, the financial statements of the Government of Canada are presented on a full accrual basis of accounting. Under the previous accounting standard—modified accrual accounting—net debt and the accumulated deficit were identical. Under the new standard, net debt now includes a comprehensive costing for financial liabilities but excludes non-financial assets. The accumulated deficit includes both. It is the sum of all surpluses and deficits in the past.
Federal debt, referred to in the budget documents and the Annual Financial Report of the Government of Canada, is the accumulated deficit. It is the federal government’s main measure of debt, as annual changes in this measure correspond to the budgetary balance.

[2]	Includes federal, provincial-territorial and local governments as well as the Canada Pension Plan and Quebec Pension Plan.

Table 2
Financial Highlights

	2004-05	2005-06
	($ billions)
Budgetary transactions
Revenues	211.9	222.2
Expenses
Program expenses	-176.4	-175.2
Public debt charges	- 34.1	-33.8

Total expenses	-210.5	-209.0

Budgetary balance	1.5	13.2

Non-budgetary transactions	5.1	-6.4

Financial source/requirement	6.6	6.8

Net change in financing activities	-6.6	-6.3

Net change in cash balances	0.0	0.5

Cash balance at end of period	20.6	21.1

Financial position
Total liabilities	705.0	702.5
Total financial assets	155.4	165.6

Net debt	549.6	536.9

Non-financial assets	54.9	55.4

Federal debt
(accumulated deficit)	494.7	481.5

Financial results (% of GDP)
Budgetary revenues	16.4	16.2
Program expenses	13.7	12.8
Public debt charges	2.6	2.5
Budgetary balance	0.1	1.0
Federal debt
(accumulated deficit)	38.3	35.1
Note: Numbers may not add due to rounding.
Financial Source/Requirement
The financial source/requirement measures the difference between cash coming in to the Government and cash going out. There was a financial source of $6.8 billion in 2005–06, compared to a financial source of $6.6 billion in 2004–05.

Budgetary Revenues
Budgetary revenues were $222.2 billion in 2005–06, an increase of $10.3 billion, or 4.8 per cent, from 2004–05 (Table 3). Tax revenues rose by $11.2 billion, or 6.4 per cent, while employment insurance (EI) premium revenues fell by $0.8 billion, or 4.5 per cent. Other revenues decreased by $0.2 billion, or 0.9 per cent. Total budgetary revenues were $1.3 billion, or 0.6 per cent, higher than estimated in the May 2006 budget. Excluding the impact of a change in the Government’s accounting treatment of subscriptions in the International Monetary Fund (IMF), revenues increased by $0.3 billion over the Budget 2006 estimate.
The largest source of budgetary revenues in 2005–06 was personal income tax revenues, which stood at 46.7 per cent of budgetary revenues. The second largest source was goods and services tax (GST) revenues, at 14.9 per cent. Corporate income tax revenues were 14.3 per cent of budgetary revenues, up 8.6 percentage points from a low of 5.7 per cent in 1992–93. EI premium revenues contributed to 7.4 per cent of revenues.
Personal income tax revenues increased by $5.2 billion, or 5.2 per cent, in 2005–06. Taking into account the $5.0 billion in tax reduction measures pertaining to 2005–06, the underlying growth in personal income tax revenues was over 10 per cent, well above the 5.8-per-cent increase in personal income in the same period. The difference in growth rates reflects a number of factors, including the interaction of strong real income gains with the progressivity of the personal income tax system and the fact that personal income, as measured in the National Income and Expenditure Accounts, excludes some components of taxable income, such as pension income and capital gains.
Corporate income tax revenues were $1.8 billion, or 5.9 per cent, higher in 2005–06 than in 2004–05. This gain was lower than the 10.6-per-cent growth in corporate profits in 2005, reflecting in part the ongoing implementation of tax measures. Other income tax revenues—largely withholding taxes levied on non-residents—were $1.0 billion, or 27.2 per cent, higher in 2005–06 than in the previous year, reflecting strong growth in dividend payments to non-residents recorded in the latter months of 2005.
Other taxes and duties increased by $3.3 billion, or 7.7 per cent, in 2005–06, primarily due to higher GST revenues, which were up $3.3 billion, or 11.0 per cent. Growth in GST revenues was significantly higher than growth in the applicable tax base. In recent years, there has been substantial variation between growth in GST revenues and growth in the underlying tax base, with GST revenue growth exceeding growth in the tax base in some years, as in 2005–06, and falling short of growth in the tax base in other years. The $0.2-billion, or 4.2-per-cent, decline in other excise taxes and duties principally reflects declining revenues from tobacco duties.
EI premium revenues declined by $0.8 billion, or 4.5 per cent, from the previous year, reflecting reductions in premium rates, which more than offset the impact of higher employment and wages and salaries. The decline also reflects the implementation of the Quebec Parental Insurance Plan in January 2006, under which the responsibility for delivering parental benefits in Quebec, along with collection of the associated premium revenues, was transferred to the Province of Quebec.

Table 3
Revenues

	2004–05	2005–06	Net change
		($ millions)		(%)

Tax revenues
Income tax
Personal income tax	98,521	103,691	5,170	5.2
Corporate income tax	29,956	31,724	1,768	5.9
Other income tax	3,560	4,529	969	27.2

Total	132,037	139,944	7,907	6.0

Other taxes and duties
Goods and services tax	29,758	33,020	3,262	11.0
Energy taxes	5,054	5,076	22	0.4
Customs import duties	3,091	3,330	239	7.7
Air Travellers Security Charge	383	353	-30	-7.8
Other excise taxes and duties	4,571	4,377	-194	-4.2

Total	42,857	46,156	3,299	7.7

Total tax revenues	174,894	186,100	11,206	6.4

Employment insurance premium revenues	17,307	16,535	-772	-4.5

Other revenues
Crown corporation revenues	6,825	7,198	373	5.5
Foreign exchange revenues	1,175	2,014	839	71.4
Other program revenues	11,742	10,356	-1,386	-11.8

Total	19,742	19,568	-174	-0.9

Total revenues	211,943	222,203	10,260	4.8
Note: Numbers may not add due to rounding.
Other revenues consist of revenues from Crown corporations, such as the Bank of Canada, Export Development Canada and Canada Mortgage and Housing Corporation; foreign exchange revenues; and other program revenues, primarily revenues from the sales of goods and services. Other revenues were down $0.2 billion, or 0.9 per cent, in 2005–06. After adjusting for the one-time $2.6-billion gain the Government realized by selling its remaining shares in Petro-Canada in 2004–05, other revenues rose by $2.4 billion in 2005–06. Of the $2.4-billion increase in other revenues, $1.0 billion relates to a one-time adjustment recorded in 2005–06 resulting from a change in the Government’s accounting treatment of Canada’s subscriptions in the IMF. This change was made during the year-end process of preparing the financial statements, and after discussions with the Auditor General, to reflect the impact of currency fluctuations in a more timely manner. The remaining increase in other revenues reflects growth in Crown corporation revenues and other program revenues, including sales of goods and services and return on investments.

The revenue ratio—budgetary revenues as a percentage of GDP—represents an approximate measure of the overall federal tax burden in that it compares the total of all federal revenues to the size of the economy. The revenue ratio stood at 16.2 per cent in 2005–06, down from 16.4 per cent in 2004–05. This decline was primarily due to tax reduction measures in 2005, including a drop in the lowest personal income tax rate, an increase in the basic personal amount and a reduction in the federal capital tax rate.

Total Expenses
Total expenses consist of program expenses and public debt charges. In 2005–06 total expenses amounted to $209.0 billion, down $1.5 billion, or 0.7 per cent, from 2004–05.
Major transfers to persons (elderly benefits, EI benefits and the Canada Child Tax Benefit) and major transfers to other levels of government (the Canada Health Transfer, the Canada Social Transfer, fiscal arrangements and Alternative Payments for Standing Programs) are the two largest components of total expenses, representing 25.2 and 19.5 per cent of expenses, respectively. Other transfers made by various federal departments to individuals, businesses and other organizations and groups made up 11.9 per cent of total expenses in 2005–06.
After transfers, the next largest component of total expenses was operating costs of government departments and agencies, excluding National Defence, at 16.6 per cent. Operating costs include items such as salaries and benefits, facilities and equipment, and supplies and travel.
Public debt charges amounted to 16.2 per cent of total expenses in 2005–06. This is down from a peak of nearly 30 per cent in the mid-1990s, when it was the largest component of expenses, reflecting the large stock of interest-bearing debt and high average effective interest rates on that stock. With the reductions in interest-bearing debt and lower interest rates, its share of total expenses has fallen over 13 percentage points from a high of 29.8 per cent in 1996–97.
Program expenses amounted to $175.2 billion in 2005–06, a decrease of $1.1 billion, or 0.7 per cent, from 2004–05 (Table 4). This marks the first year-over-year decline in nine years. The decrease was due to a number of one-time expenses recorded in 2004–05 as well as developments in 2005–06, most notably the dissolution of Parliament in November 2005 and the change in government.
Within program expenses, transfer payments decreased by $0.4 billion, while Crown corporation expenses decreased by $1.7 billion. These decreases were partially offset by a modest increase in the operating expenses of National Defence and other departments and agencies.
Public debt charges declined by $0.3 billion, or 1.0 per cent.

Table 4
Total Expenses

	2004–05	2005–06	Net change
		($ millions)		(%)

Transfers payments
Major transfers to persons
Elderly benefits	27,871	28,992	1,121	4.0
Employment insurance benefits	14,748	14,417	-331	-2.2
Canada Child Tax Benefit	8,688	9,200	512	5.9

Total	51,307	52,609	1,302	2.5

Major transfers to other levels of government
Support for health and other social programs	23,081	27,225	4,144	18.0
Wait Times Reduction Fund	4,250		-4,250
Medical Equipment Fund	500		-500
Early learning and child care	700		-700
Bill C-48		3,300	3,300
Fiscal arrangements and other transfers	13,340	13,021	-319	-2.4
Offshore Revenues Accords	2,830		-2,830
Alternative Payments for Standing Programs	-2,746	-2,731	15	-0.5

Total	41,955	40,815	-1,140	-2.7

Direct program expenses
Subsidies and other transfers[1]	25,453	24,893	-560	-2.2

Other program expenses
Crown corporations
Canada Mortgage and Housing Corporation	2,072	2,119	48	2.3
Canadian Broadcasting Corporation	1,714	1,705	-9	-0.5
Other cultural agencies	700	668	-31	-4.5
Canadian Air Transport Security Authority	295	349	54	18.3
Other	4,127	2,354	-1,773	-43.0

Total	8,907	7,195	-1,712	-19.2

National Defence	14,318	15,034	716	5.0
All other departments and agencies	34,422	34,667	245	0.7

Total other program expenses	57,647	56,896	-751	-1.3

Total direct program expenses	83,100	81,789	-1,311	-1.6

Total program expenses	176,362	175,213	-1,149	-0.7

Public debt charges	34,118	33,772	-346	-1.0

Total expenses	210,480	208,985	-1,495	-0.7

[1]	See Table 5 for details.
Note: Numbers may not add due to rounding.

Major transfers to persons increased by $1.3 billion, or 2.5 per cent.
•	Elderly benefits consist of Old Age Security, Guaranteed Income Supplement and Allowance payments. Total benefits were up $1.1 billion, or 4.0 per cent, in 2005–06, reflecting both higher average benefits, which are indexed to inflation, and an increase in the number of recipients.

•	EI benefits consist of regular benefits, special benefits (sickness, maternity, parental, adoption and fishing) and labour market adjustment benefits. Total benefits decreased by $0.3 billion in 2005–06 due to a decline in regular benefits, in line with improvements in the labour market.

•	The Canada Child Tax Benefit consists of the base benefit, the National Child Benefit (NCB) supplement and the Child Disability Benefit. These benefits increased by 5.9 per cent in 2005–06, from $8.7 billion in 2004–05 to $9.2 billion in 2005–06, primarily due to an increase in the NCB supplement in July 2005.
Major transfers to other levels of government include the Canada Health Transfer (CHT), the Canada Social Transfer (CST), fiscal arrangements (equalization, transfers to the territories, as well as a number of smaller transfer programs), and Alternative Payments for Standing Programs. Transfers decreased by $1.1 billion, or 2.7 per cent, in 2005–06, following an increase of $12.6 billion, or 42.7 per cent, in 2004–05. The decline in 2005–06 reflects a number of one-time transfers to the provinces and territories in 2004–05, including $4.3 billion for the Wait Times Reduction Fund, $2.8 billion for the Offshore Revenues Accords, $700 million for early learning and child care and $500 million for medical equipment.
•	The CHT and CST—block-funded transfers—support health care, post-secondary education, social assistance and social services, including early childhood development. They provide support in the form of cash and tax transfers to the provinces and territories. These transfers in support of health and other social programs increased by $4.1 billion in 2005–06, reflecting legislated increases in the CHT and the CST in 2005–06.

•	Total entitlements under fiscal arrangements and other transfers decreased by $0.3 billion to $13.0 billion in 2005–06.

•	Bill C-48, An Act to authorize the Minister of Finance to make certain payments, authorizes the Minister of Finance to make payments for specified purposes, totalling no more than $4.5 billion, from any surplus above $2 billion in 2005–06 and/or 2006–07. The Government expensed $3.3 billion in transfers to provinces and territories for post-secondary education, public transit and affordable housing under this authority in 2005–06. An additional $320 million in foreign assistance was expensed under Bill C-48 in 2005–06 and is included in subsidies and other transfers.

•	Alternative Payments for Standing Programs represent recoveries of federal tax point abatements under contracting-out arrangements. These arrangements allow provinces to assume the administrative and financial authority for certain federal-provincial programs. In turn, the federal government provides provinces with tax points, the value of which are netted against total entitlements and accordingly recovered from cash transfers. These recoveries reflect the growth in the value of the tax points.
Subsidies and other transfers decreased by $0.6 billion, or 2.2 per cent, in 2005–06, reflecting fairly broad-based declines across departments (Table 5).

Table 5
Subsidies and Other Transfers

	2004–05	2005–06	Net change
		($ millions)		(%)
Agriculture and Agri-Food
BSE recovery program	1,488	33	-1,455	-97.8
Grains and Oilseeds Payment Program	0	756	756
Other	1,264	1,806	542	42.9

Total	2,752	2,595	-157	-5.7
Foreign Affairs and International Trade	3,408	3,357	-51	-1.5
Health Canada
First Nations and Inuit health	779	857	77	9.9
Canadian Institutes of Health Research	705	758	53	7.6
Primary Health Care Transition Fund	211	185	-26	-12.3
Other	381	281	-101	-26.4

Total	2,076	2,080	4	0.2
Human Resources and Skills Development
Student assistance programs	759	848	89	11.8
Labour market programs	500	526	26	5.2
Energy Cost Benefit	0	210	210
Other	358	609	251	70.2

Total	1,616	2,193	577	35.7
Indian and Northern Affairs	4,934	5,401	468	9.5
Industry/regional agencies/granting councils
Technology Partnerships Canada	304	284	-20	-6.6
Infrastructure Canada	398	368	-30	-7.5
Regional agencies	563	537	-26	-4.5
Natural Sciences and Engineering Research Council of Canada/Social Sciences and Humanities Research Council of Canada	1,263	1,371	107	8.5
Other	377	434	56	15.0

Total	2,905	2,994	88	3.0
Genome Canada	225	0	-225	-100.0
Green Municipal Fund	300	0	-300	-100.0
Other	7,236	6,272	-964	-13.3

Total	25,453	24,893	-560	-2.2
Note: Numbers may not add due to rounding.

Other program expenses—total program expenses less transfers—consist of the operating costs of government: the more than 130 departments, agencies, Crown corporations and other federal bodies that deliver programs and services to Canadians. These expenses amounted to $56.9 billion in 2005–06, down $0.8 billion, or 1.3 per cent, from 2004–05. Within this component:
•	Crown corporation expenses fell $1.7 billion to $7.2 billion in 2005–06, mainly due to a one-time $2.3-billion expense recorded by Atomic Energy of Canada Limited for environmental liabilities in 2004–05.

•	Defence expenses increased by $0.7 billion, or 5.0 per cent, primarily reflecting incremental annual resources to strengthen Canada’s military.

•	All other departmental and agency expenses increased by $0.2 billion, or 0.7 per cent, due to growth in operating costs.
Public debt charges declined by $0.3 billion, or 1.0 per cent, to $33.8 billion in 2005–06, reflecting the impact of a decline in the stock of interest-bearing debt.
•	The average effective interest rate on the Government’s interest-bearing debt (unmatured debt and pension and other accounts) was 5.6 per cent in 2005–06, unchanged from 2004–05. The average effective interest rate was 5.0 per cent on unmatured debt (5.0 per cent in 2004–05); in contrast, the average effective interest rate on pension and other accounts was 6.9 per cent (6.9 per cent in 2004–05).

•	The stock of total interest-bearing debt decreased by $6.2 billion, from $607.2 billion in 2004–05 to $601.1 billion in 2005–06. The stock of unmatured debt declined by $6.3 billion to $421.1 billion, while liabilities for pension and other accounts increased by $0.1 billion to $179.9 billion.
The interest ratio—public debt charges as a percentage of budgetary revenues—declined from 16.1 per cent in 2004–05 to 15.2 per cent in 2005–06. This ratio means that, in 2005–06, the Government spent just over 15 cents of every revenue dollar on interest on the public debt. This is down from the peak of about 38 cents in 1990–91 and is the lowest this ratio has been since the late 1970s. This is money that must be paid to meet the Government’s ongoing obligations on its debt. The lower the ratio, the more flexibility the Government has to address the key priorities of Canadians.

The Budgetary Balance And Financial Source/Requirement
The budgetary balance is the most comprehensive measure of the federal government’s fiscal results. It is presented on a full accrual basis of accounting, recording government liabilities when they are incurred, regardless of when the cash payment is made, and recording tax revenues when earned, regardless of when the cash is received.
In contrast, the financial source/requirement measures the difference between cash coming in to the Government and cash going out. It differs from the budgetary balance in that it includes cash transactions in loans, investments and advances, federal employees’ pension accounts, other specified purpose accounts, foreign exchange activities, and changes in other financial assets, liabilities and non-financial assets. These activities are included as part of non-budgetary transactions. The conversion from full accrual to cash accounting is also reflected in non-budgetary transactions.
Non-budgetary transactions in 2005–06 resulted in a net requirement of funds amounting to $6.4 billion, compared to a source of $5.1 billion in 2004–05. This turnaround largely reflects a change in the timing of the recognition and settlement of liabilities over the two years. In 2005–06, significant payments were made to settle liabilities recorded in 2004–05, including transfers under the Offshore Revenues Accords and the Wait Times Reduction Fund.
With a budgetary surplus of $13.2 billion and a net requirement from non-budgetary transactions of $6.4 billion, there was a financial source of $6.8 billion in 2005–06, up $0.2 billion from the $6.6-billion source posted in 2004–05 (Table 6).
With this financial source, the Government retired $6.3 billion of its unmatured debt and increased its cash balances by $0.5 billion. Cash balances at March 31, 2006, stood at $21.1 billion.

Table 6
Budgetary Balance, Financial Source/Requirement and Net Financing Activities

	2004–05	2005–06

	($ billions)

Surplus for the year	1.5	13.2

Non-budgetary transactions

Pension and other accounts
Public sector pensions	2.0	1.5
Canada Pension Plan	-4.7	-2.6
Other	1.6	1.3

Total	-1.1	0.1

Capital investing activities	-3.7	-4.5
Other investing activities	-4.4	-3.7
Other activities
Accounts payable, receivable, accruals and allowances	7.2	-2.3
Foreign exchange activities	3.4	0.0
Amortization of tangible capital assets	3.7	3.9

Total other activities	14.3	1.7

Total non-budgetary transactions	5.1	-6.4

Financial source/requirement	6.6	6.8

Net change in financing activities
Marketable bonds	-12.0	-4.7
Treasury bills	13.8	4.4
Canada Savings Bonds	-2.3	-1.7
Other	-6.1	-4.3

Total	-6.6	-6.3

Change in cash balances	0.0	0.5

Cash at end of year	20.6	21.1
Note: Numbers may not add due to rounding.

Federal Debt
Total liabilities consist of interest-bearing debt and accounts payable and accrued liabilities. Interest-bearing debt includes unmatured debt and liabilities for pension and other accounts. At March 31, 2006, interest-bearing debt amounted to $601.1 billion, down $6.2 billion from a year earlier (Table 7). Accounts payable and accrued liabilities amounted to $101.4 billion, up $3.7 billion from 2004–05. As a result, total liabilities at March 31, 2006 stood at $702.5 billion, down $2.5 billion from the previous year.
Financial assets consist of cash and accounts receivable (including tax receivables), foreign exchange accounts and loans, investments and advances. Financial assets totalled $165.6 billion at March 31, 2006, up $10.2 billion from March 31, 2005. Increases were recorded in cash and accounts receivable (up $6.5 billion) and in loans, investments and advances (up $3.7 billion), while net assets in foreign exchange accounts declined by $44 million. As a result, net debt stood at $536.9 billion at March 31, 2006, down $12.6 billion from March 31, 2005, and $72.1 billion below the peak of $609 billion at March 31, 1997. As a per cent of GDP, net debt dropped to 39.2 per cent in 2005–06, down 34.7 percentage points from its peak of 73.9 per cent in 1995–96. This is the 10th consecutive year in which the net debt-to-GDP ratio has declined.
Non-financial assets, consisting of tangible capital assets, inventories and prepaid expenses, amounted to $55.4 billion at March 31, 2006, up $0.6 billion from March 31, 2005.
With total liabilities of $702.5 billion, financial assets of $165.6 billion and non-financial assets of $55.4 billion, the federal debt (accumulated deficit) stood at $481.5 billion at March 31, 2006, down $13.2 billion from 2004–05 and $81.4 billion from its peak in 1996–97. The decline in federal debt between 2004–05 and 2005–06 was largely attributable to an increase in financial assets and a decrease in interest-bearing debt.
Both net debt and unmatured debt, expressed as a percentage of GDP, are now below 1983–84 levels.3

[3]	Due to a break in the series following the introduction of full accrual accounting, data from 1983–84 are not directly comparable with earlier years.

Table 7
Outstanding Debt at Year-End

	2004-05	2005-06

	($ billions)

Liabilities
Accounts payable and accrued liabilities	97.7	101.4

Interest-bearing debt
Unmatured debt	427.4	421.1
Pension and other accounts	179.8	179.9

Total	607.2	601.1

Total liabilities	705.0	702.5

Financial assets
Cash and accounts receivable	76.3	82.8
Foreign exchange accounts	40.9	40.8
Loans, investments and advances	38.2	41.9

Total financial assets	155.4	165.6

Net debt	549.6	536.9

Non-financial assets
Tangible capital assets	48.2	48.4
Inventories	5.5	5.9
Prepaid expenses	1.1	1.2

Total non-financial assets	54.9	55.4

Federal debt (accumulated deficit)	494.7	481.5
Note: Numbers may not add due to rounding.

Comparison of Actual Budgetary Outcomes to Budget Estimates
This section compares the actual outcome for the major components of the budgetary balance for 2005–06 to the estimates presented in the May 2006 budget. The Government estimated a surplus of $8.0 billion for 2005–06 in the May 2006 budget. This amount was allocated to planned federal debt reduction. The final audited budgetary surplus for 2005–06 is $13.2 billion.
The increase in the 2005–06 surplus compared to the May 2006 budget was largely attributable to lower than expected program expenses, which were $3.9 billion lower than forecast in the budget. The estimate of other program expenses set out in the May 2006 budget was based on monthly financial information through February 2006. Traditionally, a significant amount of spending occurs in March. In addition, substantial adjustments are required in the end-of-year supplementary period to incorporate the cost of liabilities incurred during the fiscal year for which no payments were made, as well as new information based on tax assessments that are carried out in the March-to-May period. The difference between actual program expenses and the budget forecast was largely due to lower than expected departmental spending and accrual adjustments.
Within program expenses, elderly benefits were marginally lower than expected ($0.1 billion), while the Canada Child Tax Benefit was $0.1 billion higher than expected. Major transfers to other levels of government were $0.1 billion higher than expected.
Of the $3.9-billion difference between actual program expenses and the budget forecast, $1.4 billion was due to lower year-end spending by departments and Crown corporations.
A further $1.5 billion was attributable to year-end accrual adjustments to reflect an increase in the estimated creditworthiness of debt owed to the Government, while the remaining $1.0 billion was attributable to year-end accrual adjustments for valuation allowances and provisions for liabilities, including liabilities for pensions and other employee future benefits.
Public debt charges were $52 million higher than estimated.
Budgetary revenues were $1.3 billion higher than projected in the budget, as lower than projected corporate income tax revenues were more than offset by other components of revenue that were higher than projected, particularly GST and non-tax revenues. Corporate income tax revenues were $2.8 billion lower than projected, as revenues rose significantly less than profits across a number of sectors. Non-tax revenues (excluding EI premium revenues) were $3.0 billion higher than projected in the budget, reflecting a $1.0-billion one-time increase in other revenues resulting from a change in the accounting treatment of the Government’s subscriptions in the IMF; stronger than expected revenues from Crown corporations; and higher than expected other non-tax revenues. Excise taxes and duties were $0.8 billion higher than projected, primarily reflecting stronger than expected growth in GST revenues.
Taken together, year-end accrual adjustments account for $3.5 billion of the $5.2-billion difference between the 2005–06 surplus estimated in the May 2006 budget and the final audited outcome.

Table 8
Comparison of Actual Outcomes to May 2006 Budget

	Actual		2006 budget	Difference
	($ billions)

Budgetary revenues
Personal income tax	103.7		103.0	0.7
Corporate income tax	31.7		34.5	-2.8
Other income tax	4.5		4.6	-0.1
Excise taxes and duties	46.2		45.3	0.8
Employment insurance premium revenues	16.5		16.9	-0.3
Other revenues	19.6	[1]	16.5	3.0

Total	222.2		220.9	1.3

Program expenses
Major transfers to persons
Elderly benefits	29.0		29.1	-0.1
Employment insurance benefits	14.4		14.4	0.0
Canada Child Tax Benefit	9.2		9.1	0.1

Total	52.6		52.7	-0.1

Major transfers to other levels of government
Support for health and other social programs	27.2		27.2	0.0
Fiscal arrangements	12.4		12.4	0.1
Bill C-48	3.3		3.3	0.0
Alternative Payments for Standing Programs	-2.7		-2.7	0.0
Canada’s cities and communities	0.6		0.6	0.0

Total	40.8		40.8	0.1

All other expenses	81.8		85.7	-3.9

Total	175.2		179.2	-3.9

Public debt charges	33.8		33.7	0.1

Budgetary outcome/estimate	13.2		8.0	5.2

[1]	Includes revenues from Crown corporations, foreign exchange revenues, including the $1.0-billion adjustment recorded in 2005–06 to reflect a change in the Government’s accounting treatment of Canada’s subscriptions in the IMF, and other program revenues.
Note: Numbers may not add due to rounding.

Report of the Auditor General
on the Condensed Financial Statements
of the Government of Canada
To the Minister of Finance:
The accompanying condensed statements of operations and accumulated deficit, financial position, change in net debt and cash flow are derived from the complete financial statements of the Government of Canada as at March 31, 2006, and for the year then ended on which I expressed an opinion without reservation in my Report to the House of Commons dated August 24, 2006.
For more complete information, readers should refer to my Report, which will be included in Volume I of the Public Accounts of Canada 2006, expected to be tabled in the House of Commons later this year.
The fair summarization of the complete financial statements is the responsibility of the Government. My responsibility, in accordance with the applicable Assurance Guideline of The Canadian Institute of Chartered Accountants, is to report on the condensed financial statements.
In my opinion, the accompanying condensed financial statements fairly summarize, in all material respects, the related complete financial statements in accordance with the criteria described in the Guideline referred to above.
Since these are condensed financial statements, readers are cautioned that these statements may not be appropriate for their purposes. For more information on the Government’s results of operations and accumulated deficit, financial position, change in net debt and cash flow, reference should be made to the related complete financial statements, which will also be included in Volume I of the Public Accounts of Canada 2006.
Sheila Fraser, FCA
Auditor General of Canada
Ottawa, Canada
August 24, 2006

Condensed Financial Statements
of the Government of Canada
The fundamental purpose of these condensed financial statements is to provide an overview of the financial affairs and resources for which the Government is responsible under authority granted by Parliament. Responsibility for the integrity and objectivity of these statements rests with the Government.
These financial statements are extracted and condensed from the audited financial statements included in Section 2 of Volume I of the Public Accounts of Canada 2006, which are expected to be tabled in Parliament later this year.
As these condensed financial statements are, by their nature, summarized, they do not include all disclosure required for financial reporting by governments in Canada. Readers interested in the disclosure of more detailed data should refer to the audited financial statements in the Public Accounts.
Table 9
Government of Canada
Condensed Statement of Operations and Accumulated Deficit
for the Year Ended March 31, 2006

				Restated
				(Note 2)
	2006			2005
	Budget[1]		Actual	Actual
	($ millions)
Revenues
Income tax	136,100		139,944	132,037
Other taxes and duties	45,000		46,156	42,857
Employment insurance premiums	17,200		16,535	17,307
Other revenues	16,000		19,568	19,742

Total revenues	214,300		222,203	211,943

Expenses
Transfer payments
Old age security and related payments	29,100		28,992	27,871
Other levels of government	37,500		40,815	41,955
Employment insurance benefits	15,700		14,417	14,748
Other transfer payments	35,800		34,093	34,141
Total transfer payments	118,100		118,317	118,715
Other program expenses	57,100		56,896	57,647

Total program expenses	175,200		175,213	176,362

Public debt charges	35,100		33,772	34,118

Total expenses	210,300		208,985	210,480

Annual surplus	4,000	[2]	13,218	1,463

Accumulated deficit, beginning of year	494,700	[3]	494,717	496,180

Accumulated deficit, end of year	490,700		481,499	494,717

[1]	Derived from Budget 2005 and adjusted to a gross basis.

[2]	Budget 2005 disclosed the budgetary surplus as $4 billion before deducting reserves for contingency ($3 billion) and economic prudence ($1 billion).

[3]	Adjusted to the actual closing amount of previous year.

Table 10
Government of Canada
Condensed Statement of Financial Position
as at March 31, 2006

		Restated
		(Note 2)
	2006	2005
	($ millions)

Liabilities
Accounts payable and accrued liabilities	101,432	97,740

Interest-bearing debt
Unmatured debt	421,149	427,424
Pension and other liabilities	179,924	179,808

Total interest-bearing debt	601,073	607,232

Total liabilities	702,505	704,972

Financial assets
Cash and accounts receivable	82,843	76,346
Foreign exchange accounts	40,827	40,871
Loans, investments and advances	41,889	38,168

Total financial assets	165,559	155,385

Net debt	536,946	549,587

Non-financial assets
Tangible capital assets	48,355	48,210
Other	7,092	6,660

Total non-financial assets	55,447	54,870

Accumulated deficit	481,499	494,717

Table 11
Government of Canada
Condensed Statement of Change in Net Debt
for the Year Ended March 31, 2006

			Restated
			(Note 2)
	2006		2005
	Budget[1]	Actual	Actual
		($ millions)

Net debt, beginning of year	549,600 [2]	549,587	551,002

Change in net debt during the year
Annual surplus	(4,000)[3]	(13,218)	(1,463)
Acquisition of tangible capital assets	4,800	4,046	4,619
Amortization of tangible capital assets	(3,900)	(3,904)	(3,696)
Other		435	(875)

Net decrease in net debt	(3,100)	(12,641)	(1,415)

Net debt, end of year	546,500	536,946	549,587

[1]	Derived from Budget 2005.

[2]	Adjusted to the actual closing amount of previous year.

[3]	Budget 2005 disclosed the budgetary surplus as $4 billion before deducting reserves for contingency ($3 billion) and economic prudence ($1 billion).
Table 12
Government of Canada
Condensed Statement of Cash Flow
for the Year Ended March 31, 2006

		Restated
		(Note 2)
	2006	2005
	($ millions)

Cash provided by operating activities
Annual surplus	13,218	1,463
Items not affecting cash	(4,751)	4,527

	8,467	5,990

Cash used for capital investment activities	(3,900)	(4,475)

Cash provided by investing activities	468	3,071

Total cash generated	5,035	4,586

Cash used to repay unmatured debt	(4,501)	(4,543)

Net increase in cash	534	43

Cash at beginning of year	20,615	20,572

Cash at end of year	21,149	20,615

Notes to the Condensed Financial Statements of the Government of Canada
1. Summary of Significant Accounting Policies
The reporting entity of the Government of Canada includes all departments, agencies, corporations, organizations and funds, which are controlled by the Government. The financial activities of all these entities are consolidated in these financial statements, except for enterprise Crown corporations and other government business enterprises, which are not dependent on the Government for financing their activities. These corporations are reported under the modified equity basis of accounting. The Canada Pension Plan is excluded from the reporting entity as it is under the joint control of the Government and participating provinces.
The Government accounts for transactions on an accrual basis, using the Government’s accounting policies that are described in Note 1 to its audited financial statements, which are based on Canadian generally accepted accounting principles for the public sector. The use of these stated accounting policies does not result in any significant differences from Canadian generally accepted accounting principles.
Financial assets recorded on the Condensed Statement of Financial Position can provide resources to discharge liabilities or finance future operations and are recorded at the lower of cost or net realizable value. Non-financial assets cannot normally be converted into cash to finance future operations without disrupting government operations; they are recorded at cost less accumulated amortization. Liabilities are recorded at the estimated amount ultimately payable, with pension and other future benefits being determined on an actuarial basis. Allowances for valuation are established for loan guarantees, concessionary and sovereign loans, and other obligations.
Some amounts in these statements are based on estimates and assumptions made by the Government. By their nature, such estimates are subject to measurement uncertainty, although the Government believes them to be reasonable.
Comparative figures have been reclassified to conform to the current year’s presentation.
2. Change in Accounting Policy
During 2005–06, the Government retroactively adopted the new recommendations of the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants regarding the government reporting entity. As a consequence, some organizations that were previously not part of the Government’s reporting entity are now included in the Government’s financial statements through either consolidation or the modified equity basis of accounting.
The impact of the change on the 2005 opening accumulated deficit and net debt is as follows:

	Accumulated
	deficit	Net debt

	($ millions)

Government’s holdings of unmatured debt	(1,000)	(1,000)
Investments in enterprise Crown corporations and other government business enterprises	49	49
Other loans, investments and advances and other net assets	(4,358)	(4,358)
Tangible capital assets	(4)

Decrease in opening balance	(5,313)	(5,309)

3. Contractual Obligations
Contractual obligations that will materially affect the level of future expenses include transfer payment agreements, acquisitions of property and equipment, and goods and services, operating leases and funding of international organizations. At March 31, 2006, contractual obligations amounted to approximately $70 billion ($63 billion in 2005).
4. Contingent Liabilities
Guarantees by the Government and callable share capital in certain international organizations at March 31, 2006 amount to $144 billion ($126 billion in 2005) net of any recorded allowance. In addition, there are a number of contaminated sites where the Government could be obligated to incur costs. There are thousands of claims and pending and threatened litigation cases against the Government; the total amount claimed in these instances is significant but the final outcome is not determinable. Where cases are likely to be lost and an estimate of loss can be made, an amount is recorded in the financial statements. At March 31, 2006, insurance in force relating to self-sustaining insurance programs operated by three agent enterprise Crown corporations amounted to approximately $839 billion ($719 billion in 2005). The Government expects that it will not incur any costs to cover insurance claims under these programs.

Other Sources of Information
Public Accounts of Canada
The Public Accounts of Canada, as required under section 64(1) of the Financial Administration Act, are tabled in the fall of each year by the President of the Treasury Board. This report is presented in three volumes:
•	Volume I contains the Government’s audited financial statements and supporting schedules and information.

•	Volume II contains details of financial operations by ministry.

•	Volume III contains additional information and analyses.
Budget
The budget, usually introduced in February, presents the Government’s overall fiscal plan, incorporating revenue projections and spending plans, which combine to determine the resulting budgetary balance. The budget also introduces proposals for changes in taxation.
The Fiscal Monitor
This monthly newsletter produced by the Department of Finance highlights the financial results of the Government together with the reasons underlying major variances.
Debt Management Strategy
This report is tabled annually in Parliament. It provides information on the federal government’s debt management strategy for the coming fiscal year.
Debt Management Report
This annual document provides an accounting of the key elements of federal debt strategy and describes various strategic and operational aspects of the Government’s debt program and cash management activities over the past fiscal year.
Estimates
Each year the Government prepares Estimates in support of its request to Parliament for authority to spend public monies. This request is formalized through the tabling of appropriation bills in Parliament. The Estimates are tabled in the House of Commons by the President of the Treasury Board and consist of three parts:
Part I — The Government Expenditure Plan provides an overview of federal spending and summarizes the relationship of the key elements of the Main Estimates to the Expenditure Plan set out in the budget.
Part II — The Main Estimates directly support the Appropriations Act.
Part III — Departmental Expenditure Plans consist of two components—Reports on Plans and Priorities and Departmental Performance Reports.